As originally filed with the Securities and Exchange Commission
on September 30, 1998                            Registration File No. 333-65101
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        Post-Effective Amendment No. 1 to
                                    Form SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                        FLORIDA BUSINESS BANCGROUP, INC.
     -----------------------------------------------------------------------
                 (Name of small business issuer in its charter)

           Florida                           6711                 59-3517595
 -------------------------     ----------------------------    ----------------
 (State or jurisdiction of     (Primary Standard Industrial    (I.R.S. Employer
incorporation or organization) Classification Code Number)   Identification No.)

         2202 North Westshore Boulevard, Suite 150, Tampa, Florida 33609
--------------------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of Registrant principal executive offices)

                                A. Bronson Thayer
                        Chairman, Chief Executive Officer
                    2202 North Westshore Boulevard, Suite 150
                              Tampa, Florida 33609
                                 (813) 281-0009
                           ---------------------------


                              Copies Requested to:
                          Edward W. Dougherty, Esquire
                           or A. George Igler, Esquire
                             Igler & Dougherty, P.A.
                              1501 Park Avenue East
                           Tallahassee, Florida 32301
                                 (850) 878-2411
                           (850) 878-1230 (facsimile)

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to rule 415 under the Securities Act of 1933 check the following box. [X]

If this Form is filed to register additional securities for an Offering pursuant to rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
Title of                                                                                          Proposed
each class                                                                  Proposed              Maximum
of securities                                       Amount(1)           Maximum Offering     Aggregate Offering        Amount of
to be registered                                 to be Registered        Price Per Share          Price(2)         Registration Fee
--------------------------------------------- ----------------------  --------------------- --------------------- ------------------
Common Stock $. 01 par value.................       3,000,000               $   10.00       $       30,000,000     $ 8,850
Warrants.....................................       1,500,000               $    0.00       $                0     $ 0
Units........................................       1,500,000               $    0.00       $                0     $ 0
--------------------------------------------- ----------------------  --------------------- --------------------- ------------------

(1) Common Stock is to be issued along with a warrant to purchase one share of Common Stock. Together each share and warrant is referred to as a Unit.

(2) Estimated solely for the purpose of calculating the registration fee on the basis of the proposed maximum offering price per Unit.


         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                          DEREGISTRATION OF SECURITIES

         This Post-Effective Amendment Number 1, to deregister all unsold securities, relates to the Registration Statement filed by the Florida Business Bancgroup, Inc., a Florida Corporation ("FBB") on Form SB-2 (the "Registration Statement"), Registration No. 333-65101.

         FBB hereby deregisters the 179,300 unsold shares of Common Stock (par value $.01 per share) and the 179,300 unsold Warrants. The Offering closed with 1,320,700 units being sold. Each unit consisted of one share of registered Common Stock and one registered Warrant. The registered Warrants entitle the holders thereof to purchase one share (par value $.01 per share) of FBB registered Common Stock at $10.00 per share.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Post-Effective Amendment Number 1 to the Registration Statement on Form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, and the State of Florida on this 10th day of December, 1999.

FLORIDA BUSINESS BANCGROUP, INC.


By:/s/     A. Bronson Thayer
           -----------------
           A. Bronson Thayer
          Chairman of the Board and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment Number 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Directors:


                          NAME                                            TITLE                                   DATE
/s/     Monroe E. Berkman
-----------------------------------------
        Monroe E. Berkman                                               Director                               12/1/99
                                                                                                               -------
/s/     John C. Bierley
-----------------------------------------
        John C. Bierley                                                 Director                               12/2/99
                                                                                                               -------

/s/     Troy A. Brown, Jr.
-----------------------------------------
        Troy A. Brown, Jr.                                              Director                               12/1/99
                                                                                                               -------

/s/     Lawrence H. Dimmitt, III
-----------------------------------------
        Lawrence H. Dimmitt, III                                        Director                               12/1/99

                                                                                                               -------
/s/     Eric M. Newman
-----------------------------------------
        Eric M. Newman                                                  Director                               12/1/99

                                                                                                               -------
/s/     Chris A. Peifer
-----------------------------------------
        Chris A. Peifer                                                 Director                               12/1/99

                                                                                                               -------
 /s/    Timothy A. McGuire                                              Director &
-----------------------------------------
        Timothy A. McGuire                                              President                              11/30/99
                                                                                                               -------

                                        2